BC FORM 53-901F

					Securities Act

		MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

GlobeNet Resources Inc.
1360 - 605 Robson Street
Vancouver, B.C.
V6B 5J3

Item 2.	Date of Material Change

November 15, 2002

Item 3.	Press Release

Mr. David Patterson, Director of GlobeNet Resources Inc. announces a non-brokered private placement in the amount of $150,000. These funds will be raised by the Company issuing a total of 405,405 flow-through units at a price of $0.37 per unit. Each unit is comprised of one flow-through common share and one non-transferable share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional flow-through common share of the Company for a period of two years at a price of $0.50 per share. A finder's fee is payable on a portion of the funds raised in the private placement.
The funds raised by way of this private placement will be used for the Company's upcoming drill program on its Cape Ray Gold Project.
Drilling on the project is expected to begin next week.
The private placement is subject to the approval of the TSX Venture
Exchange.

Item 4.	Summary of Material Change

See Item 3 above.

Item 5.	Full Description of Material Change

See Item 3 above.

Item 6.	Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on
Section 85(2) of the Act, state the reasons for such reliance.

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

Kerry Sparkes, Director

Telephone: (604) 684-6535

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. this 15th day of November, 2002.


GLOBENET RESOURCES INC.

Per:
"Kerry Sparkes"
KERRY SPARKES
Director